AKANDA CORP.

Form of Proxy – Annual General and Special Meeting to be held on Wednesday, April 30, 2025

ODYSSEY
Trader's Bank Building
702, 67 Yonge Street
Toronto ON M5E 1J8

Appointment of Proxyholder
I/We being the undersigned holder(s) of **Akanda Corp.** hereby appoint **Jatinder Dhaliwal, Director** or failing this person, **Katharyn Field, Director, Interim CEO**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual and Special** Meeting of **Akanda Corp.** to be held at **the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5** at **10:00 am (EST)** or at any adjournment thereof.

	For	Against
1. **Number of Directors.** To set the number of directors to be elected at the Meeting to at Five (5).		

2. **Election of Directors.**

	For	Withhold		For	Withhold		For	Withhold
a. **Christopher Cooper**			b. **Jatinder Dhaliwal**			c. **David Jenkins**		
d. **Katharyn Field**			e. **Usama Chaudhry**					

	For	Withhold
3. **Appointment of Auditors.** to approve the appointment of GreenGrowth CPAs as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration		

	For	Against
4. **Approval of Share Consolidation.** to approve and authorize the board of directors of the Company to elect, in its discretion, to direct the Corporation to file one or more articles of amendment to amend the Company's articles in order to effect one or more consolidations of the Corporation's issued common shares, as further described in the management information circular.		

Authorized Signature(s) – This section must be completed for your instructions

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s): ______________________

Date ______________
MM / DD / YY

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 am, EST, on April 28, 2025.

Notes to Proxy

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit:

https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.